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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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                                                            SEC FILE NUMBER
                                                                0-24800
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                                                             CUSIP NUMBER
                                                               88033B101
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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code



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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant has been unable to complete its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 without unreasonable effort or expense due to unanticipated delays in determining appropriate litigation and tax accruals and inefficiencies arising from the transition of the Registrant to a new independent registered public accounting firm, compounded by the Registrant's initial entry into large accelerated filer status beginning with the preparation and filing of this period's Annual Report.


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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

               KEVIN SCHOTT              (314)          291-5110
                  (Name)              (Area Code)   (Telephone Number)


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         (2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 will report net sales of $150.9 million, representing an increase of $58.5 million from net sales of $92.3 million reported by the Registrant for the fiscal year ended September 30, 2006. The increase in net sales was primarily the result of increased carbon fibers and technical fibers products sales, reflecting continued strong demand for such products, particularly for wind energy applications, as well as capacity increases and operational enhancements. The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 will report a net loss from continuing operations of $2.0 million, or $0.07 per basic and diluted share, which is an decrease in the net loss from continuing operations of $65.8 million, or $2.91 per basic and diluted share, reported for the fiscal year ended September 30, 2006. The decreases in net loss from continuing operations and net loss per share were primarily attributable primarily to increases in net sales and decreases in non-cash charges related to pending litigation and convertible debt issuances.

            The Registrant's management is completing its evaluation of the effectiveness of the Registrant's internal control over financial reporting as of September 30, 2007 in accordance with Section 404 of the Sarbanes Oxley Act of 2002. Although the Registrant's evaluation of internal control over financial reporting as of September 30, 2007 is ongoing, certain control deficiencies have been identified to date, which Registrant expects will constitute material weaknesses. The existence of one or more material weaknesses as of September 30, 2007 would preclude a conclusion by management that the Registrant's internal control over financial reporting was effective as of that date. Because management's required evaluation of internal control over financial reporting is not complete, it is possible that the Registrant will identify one or more additional control deficiencies which, individually or in the aggregate, would constitute a material weakness.




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                            ZOLTEK COMPANIES, INC.
                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 30, 2007                By /s/ Kevin Schott
                                          --------------------------------
                                          Kevin Schott
                                          Chief Financial Officer







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